[ Janus Letterhead ]

July 9, 2015

VIA EDGAR

Mr. Asen Parachkevov, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)
1933 Act File No. 002-34393
1940 Act File No. 811-01879
Post-Effective Amendment No. 222

Dear Mr. Parachkevov:

On behalf of the Registrant and Janus Adaptive Global Allocation Fund (the “Fund”), this letter is to respond to your comments made by telephone on May 27, 2015 with respect to the Registrant’s Post-Effective Amendment No. 222 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on April 9, 2015. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses, are as follows:

Prospectus Comments

1.	Staff Comment: The Staff asked the Registrant to supplementally confirm that the Fund’s expense limitation agreement will be in effect for at least one year following the Fund’s commencement of operations.

Response: The Registrant so confirms.

2.	Staff Comment: The Staff asked the Registrant whether the Fund’s expense limitation agreement provides that Janus Capital Management LLC (“Janus Capital”) may recoup Fund fees and expenses previously waived or reimbursed.

Response: The Registrant confirms that, as disclosed in footnote 3 to the fee table, the Fund’s expense limitation agreement includes a recoupment provision wherein Janus Capital, for a period of up to three years after commencement of operations, may recover from the Fund fees and expenses previously waived or reimbursed.

3.	Staff Comment: The Staff asked the Registrant to supplementally confirm that the Fund’s expense limitation agreement will be filed as an exhibit to the Registrant’s registration statement.

Response: The Registrant acknowledges the comment and confirms that it has complied.

4.	Staff Comment: The Staff asked the Registrant to confirm that the Fund will be classified as nondiversified under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant so confirms.

5.	Staff Comment: The Staff asked how the principal investment strategies for the Fund reflect that the Fund will invest in securities that are economically tied to a number of countries throughout the world.

Response: The Registrant believes that the Fund’s principal investment strategies are consistent with Rule 35d-1 under the 1940 Act and related guidance regarding the use of the term “global” fund names. More specifically, the disclosure in the Principal Investment Strategies section states that the Fund “will have exposure to investments that are tied economically to a number of countries throughout the world.” Further, the Registrant notes that the discussion of foreign exposure risks in the statutory Prospectus states that “securities may be deemed to be economically tied to a particular country based on such factors as the issuer’s country of incorporation, primary listing, and other factors including, but not limited to operations, revenues, headquarters, management, and shareholder base.”

6.	Staff Comment: Referring to guidance provided by the Staff to the Investment Company Institute in July 2010 related to disclosure of investments in derivatives by investment companies, the Staff inquired whether the Registrant had provided appropriate disclosure related to the Fund’s derivatives investment policy.

Response: The Registrant notes that, consistent with the above-referenced guidance, the Fund’s derivatives disclosure reflects the Fund’s anticipated use of derivative instruments.

7.	Staff Comment: The Staff noted that the Fund may invest in emerging markets and asked the Registrant to clarify how it determines what countries are classified as emerging markets countries.

Response: The Registrant notes that, as disclosed in the statutory Prospectus, emerging markets countries include, but are not limited to, countries included in the MSCI Emerging Markets IndexSM.

8.	Staff Comment: The Staff noted that the disclosure in the Principal Investment Strategies section states that, as a result of the rebalancing of the Fund’s portfolio, “the Fund’s underlying security exposures may deviate from the market capitalization weights of the Fund’s benchmark index, resulting in higher tracking error than would be the case if the Fund maintained a 70% / 30% allocation across global equities and bonds.” The Staff asked the Registrant to consider clarifying this language since the Fund is not an index fund and does not seek to track its benchmark index.

Response: The Registrant has revised the above-referenced language to state that “[a]lthough the Fund does not seek to track its benchmark index, this rebalancing may result in the Fund having higher tracking error than would be the case if the Fund maintained a 70% / 30% allocation across global equities and bonds.”

9.

Staff Comment: The Staff noted that the disclosure in the Principal Investment Strategies section states that, within the fixed-income component of the Fund’s portfolio, “the portfolio managers intend to adjust the portfolio’s credit, duration, and regional exposures away from market capitalization weights.” The Staff asked the Registrant to consider clarifying this language since the Fund is not an index Fund and does not seek to track the market capitalization weights of its benchmark index.

Response: The Registrant has removed the reference to market capitalization weights from the above-referenced disclosure.

10.	Staff Comment: The Staff noted that the Fund may manage its cash exposure by investing in commodity-linked investments and asked the Registrant whether the Fund intends to gain exposure to such investments through a wholly-owned subsidiary.

Response: The Registrant responds by noting that the Fund does not intend to gain exposure to commodity-linked investments through a wholly-owned subsidiary. Accordingly, the Fund will manage its exposure to income that does not constitute “qualifying income” under Subchapter M of the Internal Revenue Code to less than 10% of its gross income.

11.	Staff Comment: In the Principal Investment Risks section, the Staff asked the Registrant to confirm whether the Derivatives Risk factor appropriately discloses the risks related to the derivatives in which the Fund may invest.

Response: The Registrant so confirms.

12.	Staff Comment: The Staff asked the Registrant to add disclosure to the discussion of loan risks in the Principal Investment Risks section of the Prospectus to indicate that, to the extent the Fund invests in loan participations, it may only be able to enforce its rights through the lender.

Response: The Registrant has not added the requested disclosure to the discussion of loan risks in the Principal Investment Risks section of the Prospectus because there is disclosure in the Risks of the Fund section that states that “[i]f the Fund purchases a participation interest, it may only be able to enforce its rights through the lender and may assume the credit risk of both the borrower and the lender.”

13.	Staff Comment: The Staff asked the Registrant to add disclosure to the discussion of high-yield/high-risk bond risk in the Principal Investment Risks section of the Prospectus to indicate that high-yield securities are also known as “junk” bonds.

Response: The Registrant has made the requested change.

14.	Staff Comment: The Staff asked the Registrant to revise the disclosure provided in response to Item 5(b) of Form N-1A to state the date that each portfolio manager started managing the Fund.

Response: The Registrant has made the requested change.

15.	Staff Comment: With respect to the Fund’s use of short sales, the Staff asked the Registrant to confirm that the Fund discloses the expenses associated with short sales in the fee table.

Response: The Registrant confirms that the expenses associated with short sales will be included in the fee table if any such expenses are incurred.

16.	Staff Comment: The Staff noted that the countries that the Fund considers to be emerging markets countries “include, but are not limited to, countries included in the MSCI Emerging Markets

IndexSM.” The Staff asked the Registrant to provide more clarity regarding the countries that the Fund considers to be emerging markets countries.

Response: The Registrant believes that the above-referenced disclosure is sufficiently clear to inform shareholders of the nature of the emerging markets countries in which the Fund may invest. In addition, the countries considered emerging markets by MSCI are publicly available.

17.	Staff Comment: The Staff noted the references to Myron Scholes in the Prospectus and asked the Registrant to confirm that Mr. Scholes had consented to being named in the Prospectus.

Response: The Registrant so confirms.

18.	Staff Comment: The Staff asked the Registrant to confirm whether the initial seed capital investment in the Fund will be in excess of the amount of initial seed capital that new series of the Registrant typically receive.

Response: The Registrant notes that the seed capital amounts allocated to new series vary based on the nature of the product and the strategy employed. The amount of seed capital for the Fund is within the range of seed capital investments for similarly managed funds.

19.	Staff Comment: The Staff asked the Registrant to confirm whether an affiliate of Janus Capital will provide the initial seed capital investment for the Fund.

Response: The Registrant confirms that Janus Capital Group Inc., an affiliate of Janus Capital, will provide the initial seed capital investment for the Fund.

20.	Staff Comment: The Staff asked the Registrant to carry over comments to the Prospectus for the Class D Shares of the Fund.

Response: The Registrant acknowledges the comment and confirms that it has complied.

Statement of Additional Information (“SAI”) Comment

21.	Staff Comment: The Staff noted that the Investment Policies and Restrictions section of the SAI indicates that the Fund is classified as diversified under the 1940 Act and asked the Registrant to confirm whether this classification is accurate.

Response: The Registrant confirms that the Fund will be classified as nondiversified and has removed the above-referenced language from the Investment Policies and Restrictions section of the Statement of Additional Information.

22.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Securities and Exchange Commission or any other person from taking any action with respect to the filings.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.
Richard C. Noyes, Esq.
Donna Brungardt